Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December 13, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jay E. Ingram

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ANSYS, Inc.
Definitive 14A
Filed April 9, 2007
File No. 0-20853

Dear Mr. Ingram:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of November 30, 2007 to James E. Cashman III, President and Chief Executive Officer of the Company (the “Comment Letter”).

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to the comment immediately follow the reproduced text in regular typeface.

Comment 1:

Refer to Comment 5 of our letter dated August 21, 2007. Please provide a specific and more detailed legal analysis as to why the information relating to target new income goals and specific individual goals constitutes trade secrets and commercial or financial information that is privileged or confidential and which, if disclosed, would cause substantial competitive harm. General statements that some harm will occur by disclosure, such as that made in the last two sentences of the first paragraph of your response, are not sufficient.

Response 1:

In response to the Staff’s comment and pursuant to Instruction 4 to Item 402(b) of Regulation S-K, the Company does not disclose information relating to target revenue and net income goals and specific individual goals because they constitute trade secrets and commercial or financial information obtained from a person and are privileged and confidential and if they were disclosed they would cause substantial competitive harm to the Company.

As described in the Company’s Definitive 14A filed April 9, 2007 (the “Definitive 14A”), target bonus levels are determined according to the Company’s performance against revenue, operating profit, and diluted earnings per share targets established in its confidential 2006 internal financial plan and other non-quantitative goals. The Company’s internal financial plans are the product of a critical self-evaluation that the Company performs as part of its annual planning cycle and are based on (1) non-GAAP financial measures of its revenue, operating profit and diluted earnings per share, excluding the income statement effects of stock-based compensation, purchase accounting for deferred revenue, acquisition-related amortization of intangible assets and the one-time acquired in-process research and development charge resulting from its acquisition of Fluent Inc. and (2) business unit specific performance targets for growth and contribution margin and non-financial deliverables (the “Internal Plans”). The Internal Plans also include goals relating to product development and release dates for certain of the Company’s named executive officers.

Internal Plans as Trade Secrets

The information in the Internal Plans are trade secrets in that they are economically valuable and their confidential nature is strictly observed. Trade secrets consist of information that (1) derives independent economic value, actual or potential, from not being generally known or readily ascertainable by others who can obtain economic value from its disclosure or use, and (2) is the subject of reasonable efforts, under the circumstances, to maintain its secrecy.1

The Company potentially derives independent economic value from the Internal Plans and the product development and release information being kept confidential. It is critical to the Company’s business model that information relating to the release of its products remains confidential as its competitors could use this confidential information to compete more effectively with the Company and because it could impact sales to customers and quarterly results, as further described below. There is also economic value in having an internal stretch plan because the Company’s executives have incentives to attempt to achieve greater results without fear of penalty in the market.

In addition, the Internal Plans are the subject of reasonable efforts, under the circumstances, to maintain their secrecy since the Company keeps the information in the Internal Plans highly confidential and only senior management and members of its Board of Directors have access to them.

[1]	This is the majority view from the Uniform Trade Secrets Act and as cited in Black’s Law Dictionary, 8th Edition.

Competitive Harm Relating to Business Units and Product Deliverables

The Internal Plans include the Company’s business unit specific performance targets for growth and deliverables, which differ among business units, and the various business units’ non-financial deliverables, such as target product delivery schedules. The Company believes that disclosure of this material would provide its existing and potential competitors with substantial competitive advantages and cause substantial harm to the competitive position of the Company by providing competitors critical insights into the Company’s growth strategies and that it would harm its sales to customers.

If the Company was forced to disclose business unit growth targets, its competitors would gain insight into which technologies the Company was devoting its research and development budget and human capital investments and enable them to copy or counter its product strategies. Similarly, if the Company was forced to disclose the various business units’ non-financial deliverables, its competitors would gain insight into its confidential development schedules and release dates. With such information, the Company’s competitors could more effectively target their internal investments so as to maximize their chances of developing a profitable market for their competing products. Competitors could also use the information to release their products or new features in advance of the Company’s product releases and take market share from the Company. Since the Company does not have similar information about its competitors, disclosure of this information would put the Company at a substantial competitive disadvantage.

Public information about these releases could harm the Company’s sales to customers because customers would be less likely to purchase software from the Company if they are aware that a new version will be released soon, whether or not that internal deadline is met. Any slowdown in customer ordering could cause the Company to miss its publicly disclosed financial targets for that quarter. The release of this information would limit the Company’s flexibility as the Company may consider offering a product or feature early in the year that it later decided not to offer upon further consideration. If this information were publicly disclosed, it may negatively impact the Company’s stock price and relationship with its customers or force it to continue to invest resources into a product that may not be a good business fit for the Company.

Although the Company’s internal plan numbers would be historical when disclosed as part of the Definitive 14A, competitors and other market participants would have access to its methodologies, development productivity levels and overall product creation timelines and could use such numbers to extrapolate the Company’s confidential Internal Plan for the current year.

Competitive Harm by Causing Confusion in the Capital Markets

The Internal Plan is a stretch plan and does not reflect what the Company believes it can realistically achieve and commit to deliver to stockholders. The Company believes that disclosure of the Internal Plan would cause confusion in the capital markets and provide its existing and potential competitors with substantial competitive advantages by enabling them to portray the Company as unsuccessful and to acquire its key employees.

Since 2000, the Company has failed to achieve the Internal Plan more often than it has achieved it. Even in years when it does not achieve the Internal Plan, it has achieved the plan for earnings it committed to stockholders to deliver, which reflect industry-leading revenue growth and earnings performance rather than stretch goals determined by senior management. If the Company was forced to disclose the Internal Plan, it will appear to be a company that fails to achieve its plan more than 50% of the time instead of the strong and consistent performer it has been for the last 10 years. This disclosure would enable competitors to portray the Company to customers and the market as faltering when it is really succeeding. It would also heighten the risk that the Company could lose key managers to competitors who will target mangers whose incentive compensation appears to be at risk.

In addition, if the Company is forced to disclose the Internal Plan (for the prior year), analysts and investors will likely use this information to extrapolate the current year’s undisclosed Internal Plan and then inflate their models and price targets based on what it has been less than 50% possible for the Company to achieve historically. This development could create perverse incentives and tremendous pressure for management to meet the “stretch” goals in the short term, thereby diminishing management’s ability to exercise business judgment regarding the long term interests of the business.

Disclosure Could Cause Harm to the Investment Community

The disclosure of the Internal Plan will cause substantial, identifiable harm to the Company and its investors and does not conflict with the investing public’s need for information since the Company provides adequate disclosure to the investing public though its periodic filings under the Exchange Act of 1934, as amended, and quarterly guidance to the investment community.

Moreover, disclosure of the Internal Plan may also create confusion since it differs from the target goals the Company releases in its quarterly guidance and, as described above, the Company has consistently met its public quarterly targets, but only achieves the Internal Plan goals less than 50% of the time. This confusion would likely result in increased stock price volatility and increased short selling. It would also harm the Company’s ability to compete for capital, negatively impact its financial stability and reduce its ability to invest in the business through research and development and acquisitions.

Legal Standards for Application of Exemption Four

Instruction 4 to Regulation S-K Item 402, provides that the standard for non-disclosure of such information should be based on the exemption from disclosure (“Exemption Four”) set forth in 17 C.F.R. § 200.80(b)(4) (a subsection of the Commission’s rule adopted under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”).

In National Parks and Conservation Ass’n v. Morton, the well-established standard for exemption from disclosure under Exemption Four is set forth as follows: information must be “(a) commercial or financial, (b) obtained from a person and (c) privileged or confidential.” National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974).

Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See, American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). The Internal Plan is “commercial” since it is developed for commercial purposes. In addition, portions of the Internal Plan relate to expenditures and payments, which are “financial.”

The Company, being a corporation, is a “person” as defined in 5 U.S.C. § 552(b). Thus, the information that the Company does not want to disclose need only be shown to be “confidential” in order to qualify for Exemption Four.

Information is “confidential” if disclosure is likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Morton at 770. In showing a likelihood of competitive harm, “no actual adverse effect on competition need be shown” but rather the decision maker is to “exercise its judgment in view of the nature of the material sought and the competitive circumstances” in which the disclosing person does business. National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 683 (D.C. Cir. 1976). Relevant to the determination of competitive injury is whether the information is of a type customarily disclosed to the public. Morton at 770; Kleppe at 678. As explained above, the Company believes that disclosure of the Internal Plan would be likely to cause substantial harm to its competitive position in a variety of ways. Therefore, the Internal Plan is not the type of information that the Company customarily discloses to the public.

The Company also believes that the Internal Plan is the type of sensitive commercial and financial information that has been consistently recognized under the law as entitled to confidential treatment. Section 552(b)(4) of FOIA, Exemption Four, 5 U.S.C.A § 552(b)(4) (1976), and the parallel Commission regulation, 17 C.F.R. § 200.80(b)(4) (1976), exempt from public disclosure “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” The Internal Plan fits within this exemption, as the information was obtained from a person, as defined in 5 U.S.C.A. § 551(2) (1976), has been kept confidential, would not normally be released to the public and would cause substantial competitive harm if released. See e.g., Gulf & Western Industries, Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979) (profit rate, actual loss data, general and administrative expense rates, projected scrap rates and learning curve data shall be kept confidential under Exemption Four of FOIA); Kleppe at 682 (confidential treatment permitted for financial records of those private operators of National Park Service concessions after showing that release of records would cause substantial competitive injury); Continental Oil v. Federal Power Comm’n, 519 F.2d 31 (5th Cir. 1975) (pricing terms of natural gas contracts filed with Federal Power Commission shall be kept confidential under Exemption Four of FOIA), cert. denied, 425 U.S. 971 (1976); Morton at 765 (financial records of those private operators of National Park Service concessions showing that release of records would cause substantial competitive injury shall be kept confidential under Exemption Four of FOIA); and Goldstein v. Interstate Commerce Comm’n, Civ. A. No. 82-1511, 1984 U.S. Dist. LEXIS 14768 (D.D.C. July 21, 1985) (pricing, volume and sale terms excluded from railroad shipping contracts submitted to Interstate Commerce Commission shall be kept confidential under Exemption Four of FOIA).

As stated above, the Internal Plan is similar to the information described in the cases above. Accordingly, the Company believes that it falls within the realm of information where disclosure is not required under Regulation S-K or any applicable disclosure requirement, and that the harm to the Company of its disclosure outweighs the benefit to investors.

* * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Joseph L. Johnson III

Joseph L. Johnson III, Esq.
Goodwin Procter LLP

cc:	Sheila S. DiNardo

ANSYS, Inc.